

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2012

Via E-mail
Jordan Starkman
President, Secretary and Treasurer
Pacific Green Technologies Inc.
3651 Lindell Road Unit D155
Las Vegas, NV 89103

Re: Pacific Green Technologies Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed September 21, 2012
File No. 000-54756

Dear Mr. Starkman:

We have reviewed your response letter and the above-referenced filing and have the following comments.

Description of Business, page 4

Emerging Growth Company, page 12

1. We note your disclosure that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jumpstart of Business Startups Act. However, your disclosure on page 22 states that you are choosing to take advantage of the extended transition period. Please reconcile your disclosure.

Liquidity and Financial Condition, page 24

2. We have read your response and revision related to comment nine in our letter dated September 6, 2012. It would appear that your $6,000 monthly operating expenses inappropriately excludes the $20,000 monthly consulting fees owed to Sichel. Please revise your disclosure to quantify your current operating expenses you are actually incurring on a monthly basis, regardless of your ability to pay. We also note your disclosure on page F-39 that Sichel has the option to elect to be paid 5,000 common shares if you are unable to pay the required $20,000 per month. Please clarify in your filing whether Sichel has ever elected this option.

<u>Directors and Executive Officers, page 30</u>

3. We note your revisions in response to comment seven of our letter dated September 6, 2012. However, the disclosure regarding Mr. Starkman's business experience during the last five years remains unclear. For example, you have not provided the dates of Mr. Starkman's employment at Health Advance, or the title of his position at that company. In addition, please clearly disclose the relationship between Pay By the Day Company and Tucana Lithium.

<u>Certain Relationships and Related Transactions, and Director Independence, page 34</u>

4. We have read your response and revision related to comment 10 in our letter dated September 6, 2012. Please revise the information in Item 7 to be as of June 30, 2012. We note from the disclosure on page 34 that you paid consulting fees of $37,238 to Mr. Kelly for the three month period ended June 30, 2012. However, on page 23 you state that consulting fees of $61,542 "were comprised primarily of fees paid to Joseph Kelly". Please reconcile or clarify.

<u>June 30, 2012 Financial Statements</u>

<u>6. Related Party Transaction, page F-39</u>

5. You state that "As at June 30, 2012, there were due to related parties of $735,964 (March 31, 2012 - $127,968) from the holding company and shareholders of the Company for operating expenses. This loan is unsecured, non-interest-bearing and due on demand." Please revise to explain the makeup of material amounts within the $735,964, and to whom such amounts are owed. Clarify whether cash was actually loaned, and if so, where the loan is included in the statement of cash flows. If not, disclose the consideration received.

You may contact Jenn Do, Staff Accountant, at 202-551-3743 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or me at 202-551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

cc: William L. Macdonald (*via E-mail*)
        Macdonald Tuskey